CHINA MEDIA NETWORKS INTERNATIONAL, INC.
237 Cedar Hill Street
Suite 4
Marlboro MA 01752

February 8, 2006

Mr. Robert S. Littlepage
Accountant Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:	China Media Networks International, Inc.
Item 4.01 Form 8-K
Filed January 30, 2006
File Number 000-03858

Dear Mr. Littlepage:

China Media Networks International, Inc., a Delaware corporation (the "Company"), hereby sets forth below its responses to comments #1 and 2 of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") contained in your letter dated February 1, 2006 (the "Comment Letter").

For ease of reference, comments #1 and 2 contained in the Comment Letter are printed below in bold print, followed by the Company's response.

1.
Please revise the disclosures in your Form 8-K that pertain to your former accountant to cover the interim period from the date of your last audited financial statements through the date your former accountant was dismissed. With regard to disclosures pertaining to your new accountant, please revise to cover the interim period through the date of their engagement.

In response to the Staff's comment, the Company has amended its January 30, 2006 Form 8-K and on the date hereof filed a Form 8-K/A to cover, as applicable, the interim period through the date its former accountant was dismissed and new accountant was engaged. The revised Form 8-K/A is available on EDGAR and clean and marked copies of it, showing changes from the January 30, 2006 Form 8-K, are enclosed herewith.

2.
To the extent that you make changes to your Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K. We note that the letter provided as an exhibit to your Form 8-K filed on January 30, 2006 is not dated. Please have your former accountant correct this in their updated letter.

In response to the Staff's comment, the Company notes that the revised Form 8-K/A filed on the date hereof contains an updated Exhibit 16 letter from the Company's former accountant.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the omission from taking any action with respect to the Company's filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Should you wish to discuss the enclosed materials or the contents of this letter at any time, please do not hesitate to contact the undersigned at (508) 485-5271 ext. 101 or Andrew B. White, Esq. or Mark A. Meltz, Esq. of Bingham McCutchen LLP, the Company's legal counsel, at (617) 951-8000.

Very truly yours,

/s/ Brian Lesperance

Brian Lesperance
President

Enclosures

cc:	Kenya Wright Gumbs (Securities and Exchange Commission)
Andrew B. White, Esq.
Mark A. Meltz, Esq.